Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE ORDINARY GENERAL MEETING
OF APRIL 19, 2013

DATE, TIME AND PLACE:  On April 19, 2013 at 3:20 p.m. in the auditorium of the head offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

CHAIR: Claudia Politanski – President; Leila Cristiane Barboza Braga de Melo – Secretary.

QUORUM:  Stockholders representing more than 90% of the common shares and more than 18% of the preferred shares of the corporation’s capital.

LEGAL PRESENCE:  Management of the Corporation and representatives of the Fiscal Council and PricewaterhouseCoopers Auditores Independentes.

CONVENING NOTICE: Published in the Valor Econômico newspaper on April 4, 2013 (p. C2), April 5, 2013 (p. C2) and April 8, 2013 (p. C2) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) on April 4, 2013 (p. 51), April 5, 2013 (p. 77) and August 6, 2013 (p. 22).

NOTIFICATION TO STOCKHOLDERS: Publication is waived pursuant to  Article 133, Paragraph 5 of Law 6.404/76

RESOLUTIONS ADOPTED BY A MAJORITY OF THE ATTENDEES, WITH ABSTENTION OF THOSE LEGALLY IMPEDED FROM DOING SO:

1. After taking cognizance of the Management Discussion and Analysis, the opinion of the Fiscal Council and the Reports of the Independent Auditors and the Audit Committee, the meeting approved the  Account Statements, Balance Sheet, the other Account Statements and Reports of the Management and the Independent Auditors relative to the fiscal year ending December 31, 2012, published on February 26, 2013 in the newspaper Valor Econômico (pages E3 to E18) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 34). Identical documents for the semi-annual period ending June 30, 2012 were published in Valor Econômico on August 7, 2012 (pages E3 to E16).

2.         Approved the proposal submitted to the Board of Directors for the allocation of net income for the fiscal year 2012 in the total amount of R$ 10,799,538,178.68 as follows:

a)         R$ 539,976,908.93 to the Legal Reserve account;

ANNUAL GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 19, 2013 AT 3:20 P.M.	Fls. 2

b)          R$ 5,083,012,699.84 to the Statutory Reserve account, being

(i)         R$ 2,541,506,349.92 to the Dividends Equalization Reserve;

(ii)        R$ 1,016,602,539.97 to the Working Capital Increase Reserve;

(iii)       R$ 1,524,903,809.95 to the Increase in the Capital of Investees Reserve;

c)         R$ 5,176,548,569.91 for payment of dividends and interest on capital, incorporated in the value of the mandatory dividend, pursuant to the provisions of Article 9 of Law 9.249/95;

d)         Ratified the resolutions of the Meetings of the Board of Directors relative to the anticipated payment to the stockholders of these dividends and interest on capital, incorporated in the value of the mandatory dividend for 2012.

3.         Reelected Messrs. ALFREDO EGYDIO ARRUDA VILLELA FILHO, ALFREDO EGYDIO SETUBAL, CANDIDO BOTELHO BRACHER, DEMOSTHENES MADUREIRA DE PINHO NETO, GUSTAVO JORGE LABOISSIÈRE LOYOLA, HENRI PENCHAS, ISRAEL VAINBOIM, NILDEMAR SECCHES, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, all identified below, to the Board of Directors, for the next annual term of office with duration until the investiture of those elected at the Annual General Meeting of 2014, the Board of Directors to be composed as follows:

BOARD OF DIRECTORS

ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 11.759.083-6, registered in the tax register (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo, at Rua Sansão Alves dos Santos, 102, 2nd  floor, CEP 04571-090;

ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 6.045.777-6, registered in the tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902;

CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 10.266.958-2, registered in the tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.400, 4th floor, CEP 04538-132;

DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, economist, bearer of ID (RG-IFP/RJ) number 04389036-7, registered in the tax register (CPF) under number 847.078.877-91, domiciled in the city and state of São Paulo  at Av. das Nações Unidas, 12.901, Torre Oeste, 24th floor, CEP 04578-910;

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GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID (RG-SSP/DF) number 408.776, registered in the tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, CEP 01427-000;

HENRI PENCHAS, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 2.957.281, registered in the tax register (CPF) under number 061.738.378-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Conceição, 12th floor, CEP 04344-902;

ISRAEL VAINBOIM, Brazilian, divorced, engineer, bearer of ID (RG-SSP/SP) number 14.189.351, registered in the tax register (CPF) under number 090.997.197-87, domiciled in the city and state of São Paulo at Rua Diogo Moreira, 132, suite 1.601, CEP 05423-010;

NILDEMAR SECCHES, Brazilian,  widower,  engineer, bearer of ID (RG/SSP-SP) number 3.997.339-6, registered in the tax register (CPF) under number 589.461.528-34, domiciled in the city and state of São Paulo at Rua Viradouro, 63, suite 132, CEP 04538-110;

PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID (RG-IFP/RJ) number 3.733.122, registered in the tax register (CPF) under number 548.346.867-87, domiciled in the United Kingdom at Evelyn Gardens, 32, Flat 5, London SW7 3BJ;

PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID (RG-SSP/SP) number 19.979.952-0, registered in the tax register (CPF) under number 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902;

RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP)  number 15.111.115-7, registered in the tax register (CPF) under number 252.398.288-90; and

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of ID RG-SSP/SP 4.548.549, registered in the tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902.

4.         Recorded that all those elected to the Board of Directors: (i) submitted substantiating documents of compliance with the prior conditions for eligibility pursuant to articles 146 and 147 of Law 6.404/76 and current regulations,  particularly in Resolution 4.122/12 of the National Monetary Council (“CMN”) and in Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”) and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil (“BACEN”).

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5.         Further recorded pursuant to the best practices of corporate governance that the Directors Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes are deemed independent members of the Board of Directors.

6.         The controlling stockholder IUPAR – Itaú Unibanco Participações S.A. requested the installation of the Fiscal Council for the next term of office. Elected to sit on the Company’s Fiscal Council: (i) by nomination of the controlling stockholder, as effective members, Messrs. ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of ID (RG/CORECON 1st  Region) number 2808-8, registered in the tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro at Av. Rio Branco, 45, Room 1.914, CEP 20090-003 and IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of ID (RG/CORECON–1st  Region) number 4587, registered in the tax register (CPF) under number 035.001.957-68, domiciled in the city and state of São Paulo at Av. Prof. Luciano Gualberto, 908, FEA-3, CEP 05508-010 and as their respective alternates, Messrs. JOÃO COSTA, Brazilian, married, economist, bearer of ID (RG-SSP/SP) number 4.673.519, registered in the tax register (CPF) under number 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, CEP 04003-110 and JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of ID (RG-SSP/SP) number 4.329.408, registered in the tax register (CPF) under number 372.202.688-15, domiciled in the city and state of São Paulo at Av. Pacaembu, 1.962, CEP 01234-001; and (ii) by nomination of the stockholder, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in its position as holder of preferred shares, as effective member, LUIZ ALBERTO DE CASTRO FALLEIROS, Brazilian, married,  economist, bearer of ID (RG-SSP/SP) number 6.855.739, registered in the tax register (CPF) under number 024.351.768-80, domiciled in Sorocaba, state of São Paulo at Rua José de Oliveira Lamberti, 103, CEP 18055-310 and as respective alternate, ERNESTO RUBENS GELBCKE, Brazilian, married, accountant, bearer of ID (RG-SSP/SP) number 2.660.114, registered in the tax register (CPF) under number 062.825.718/04, domiciled in the city and state of São Paulo at Rua Vergueiro, 2.016, 8th  and 9th floors, CEP 04102-000. The above-mentioned members who shall make up the  Fiscal Council of the Company shall hold office until the Annual General Meeting to be held in 2014.

7.         Recorded, the presentation for all elected members to the Fiscal Council of documents substantiating compliance with the prior conditions of eligibility, pursuant to Article 162 of Law 6.404/76.

8.         Approved the proposal for establishing the amount allocated for compensation of the members of the Executive Board and the Board of Directors for the fiscal year 2013 in the aggregate amount of up to R$ 140,500,000.00 (one hundred and forty million, five hundred thousand reais), being up to R$ 15,500,000.00 (fifteen million, five hundred thousand reais) to the members of the Board of Directors and up to R$ 125,000,000.00 (one hundred and twenty-five million reais) to the members of the Executive Board, this compensation to be valid until the Annual General Meeting to be held in 2014. These approved amounts of compensation may be paid in Brazilian local currency, in shares of the Corporation or in another form that the management shall deem convenient.

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9.         In relation to the members of the Fiscal Council, approved the proposal of individual monthly compensation of R$ 15,000.00 (fifteen thousand reais) to the effective members and of R$ 6,000.00 (six thousand reais) to the alternates.

10.      Authorized the publication of the minutes of the Meeting omitting the names of attending stockholders pursuant to Paragraph 2, Article 130 of Law 6.404/76.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted by a majority of votes.

FILED DOCUMENTS: Balance Sheet and the other Account Statements, Management Discussion and Analysis and the Report of the Independent Auditors, Opinion of the Fiscal Council and summary of the report of the Audit Committee. The Proposals of the Board of Directors of March 20 and 28, 2013 and the Statements of the Stockholders and the Voting Declarations were also filed at the head offices and certified by the Chair of the Meeting, registering, at the request of the Stockholders S.A. Philomeno Indústria e Comércio and Carlos Alexandre Gentil Philomeno Gomes, the declaration of their votes contrary to the resolution under item 1 of the agenda.

CONCLUSION: The work of the meeting being declared concluded, these minutes having been drafted, read and approved, were signed. São Paulo (SP), April 19, 2013. (signed) Claudia Politanski – President; Leila Cristiane Barboza Braga de Melo – Secretary ...

ALFREDO EGYDIO SETUBAL
Investor Relations Officer